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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

July 19, 2019
Re:	Silver Spike Acquisition Corp. Draft Registration Statement on Form S-1 Submitted June 21, 2019 CIK No. 0001779474

Ms. Anuja A. Majmudar
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Majmudar,

On behalf of our client, Silver Spike Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated July 18, 2019 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing with the Commission the Registration Statement together with this response letter. The Registration Statement contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the Registration Statement and three marked copies of the Registration Statement showing the changes to the Registration Statement submitted on June 21, 2019.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement where the revised language addressing a particular comment appears.

Confidential Draft Submission No. 1 on Form S-1 filed June 21, 2019

Cover Page

1.    Please expand your cover page disclosure to briefly discuss your dual-class structure and the relative voting rights of your Class A and founder shares/Class B ordinary shares.

Ms. Anuja A. Majmudar Division of Corporation Finance U.S. Securities and Exchange Commission
	2	July 19, 2019

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page.

Risk Factors

In order to effectuate an initial business combination, blank check companies have, in the past, amended various provisions..., page 49

2.    Please explain what is required for a special resolution of shareholders as a matter of Cayman Islands law.

Response: In response to the Staff’s comment, the Company revised the disclosure on page 49 of the Registration Statement. As noted on page 129 of the Registration Statement, as a matter of Cayman Islands law, a resolution is deemed to be a special resolution where it has been approved by either (1) at least two-thirds (or any higher threshold specified in a company’s articles of association) of a company’s shareholders at a general meeting for which notice specifying the intention to propose the resolution as a special resolution has been given or (2) if so authorized by a company’s articles of association, by a unanimous written resolution of all of the company’s shareholders. The Company’s amended and restated memorandum and articles of association will provide that special resolutions must be approved either by at least two-thirds of the Company’s shareholders who attend and vote at a shareholders meeting (i.e., the lowest threshold permissible under Cayman Islands law) (other than amendments relating to the appointment or removal of directors prior to the Company’s initial business combination, which require the approval of at least 90% of the Company’s ordinary shares voting in a general meeting), or by a unanimous written resolution of all of the Company’s shareholders.

Management, page 103

3.    We note your disclosure on page 4 that your team as "operating, technical, regulatory and legal expertise in cannabis" and includes professionals who have "extensive scientific and medical knowledge of the plant and its many compounds." Revise your biographical sketches to clarify which members aside from Mr. Gordon have the referenced cannabis-related experience, or revise your prospectus summary disclosure accordingly

Response: As discussed with the Staff, the Company will revise its disclosure to address the Staff’s comment in a pre-effective amendment expected to be filed early next week at the same time that it includes disclosure regarding the Company’s independent directors.

General

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Ms. Anuja A. Majmudar Division of Corporation Finance U.S. Securities and Exchange Commission
	3	July 19, 2019

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is supplementally providing, under separate cover, copies of all written communications that the Company has presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company respectfully requests that the Staff destroy such materials upon completion of its review.

Please do not hesitate to contact me at (212) 450-4322, (212) 701-5322 or derek.dostal@davispolk.com or Deanna L. Kirkpatrick at (212) 450-4135, (212) 701-5135 (fax) or deanna.kirkpatrick@davispolk.com, or, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours, /s/ Derek J. Dostal Derek J. Dostal

cc:	Via E-mail Scott Gordon, Chief Executive Officer Silver Spike Acquisition Corp.

Gregg A. Noel
Jonathan Ko
     Skadden, Arps, Slate, Meagher & Flom LLP